SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CODR-C/1/1097/2007/DFI
Curitiba, July 30 2007

Mr. Nelson Barroso Ortega
Company Follow-Up Management
São Paulo Stock Exchange - Bovespa
Rua 15 de Novembro, 275
01013-001 São Paulo SP

NEWS PUBLISHED BY VALOR ECONÔMICO DAILY NEWSPAPER

According to the Official Letter GAE/SAE 1.715 -07, of 07.30.2007, you request clarifications on the news published in Valor Econômico daily newspaper, 07.30.2007 issue, under the heading Copel will lead an alcohol pipeline project, as well as other information considered to be important.

In this regard, we inform that:

1. The alcohol pipeline project mentioned in today’s article in Valor Econômico is part of Paraná State’s Economic Development Policy (PDE), also known as “Paraná’s PAC”, which foresees several projects and programs likely to be implemented until 2010.

2. The existence of related studies was publicly informed at the weekly meeting promoted by Paraná’s State Government on 07.24.2007.

3. The said studies effectively exist, but are still preliminary. They actually consist of Pre-Feasibility Studies which are currently deepening, for improved details, consistencies and consequent validations.

4. The eventual formal structuring of the likely — and not yet defined — execution of the project (if through a consortium, SPC or other feasible alternative) awaits studies and more accurate details, to be carried out in due course.

Sincerely,

Luiz Antonio Rossafa
Chief Corporate Management Officer acting as Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.